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                                                                 EXHIBIT (d)(11)

                          ARAMEX INTERNATIONAL LIMITED

              INCORPORATED IN BERMUDA WITH REGISTERED NUMBER 22556

CONYERS DILL & PEARMAN, CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11,
                                    BERMUDA


3 January 2002

PRIVATE & CONFIDENTIAL

William Kingson
866 United Nations Plaza,
Suite 451,
New York, NY 10017

Dear Sir

1 This letter records the terms on which you are to serve as non-executive Chairman of Aramex International Limited ("THE COMPANY").

2 Your appointment on the terms of this letter will be proposed and ratified at a meeting of the Board of directors to be held after the date on which your appointment under this letter comes into effect pursuant to paragraph 3.

3 Your appointment hereunder is to commence forthwith upon the date on which you cease your employment with the Company pursuant to and in accordance with the terms of your letter of resignation with the Company of even date ("the Commencement Date") and is to continue, subject as mentioned in this letter, for a fixed period of 3 years expiring on the third anniversary of the Commencement Date subject to reappointment at the discretion of the Board upon shareholder approval. However, your appointment will terminate forthwith without any entitlement to compensation, except for the 3 annual payments specified in paragraph 4 below, if:

       (a) you are not reappointed a director at the Company's Annual General Meeting in 2002; or

       (b) you are removed as a director by resolution passed at a General Meeting; or

       (c) you cease to be a director by reason of your vacating office pursuant to any provision of the Company's Memorandum of Association.

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4      You will be entitled to a fee for your services as non-executive Chairman at the rate of US$85,000 per annum, such fee to be paid on 3 January each year as an advance payment in respect of that coming year subject to deduction of tax and other statutory deductions required by law. This fee will include payment for services provided by you as non-executive Chairman of Rasmala Distribution (Cayman) Limited.

5 In addition, you will be entitled to be repaid expenses on the basis prescribed by the Company's Memorandum of Association. Your expenses may include legal fees if circumstances should arise in which it is necessary for you to seek independent legal advice about the performance of your duties with the Company. In such a situation, you should raise the matter with the Board in the first instance, and in any event before you incur any liability for legal fees.

6 As a non-executive director you will perform the duties normally attendant on that office, including (without limitation) attending Board meetings. Non-executive directors are expected to work with and through the Board; they are not expected to undertake executive duties or to assume executive responsibilities. In addition, you will be a member of such Committees of the Board as directed by the Board from time to time. You will act in a general advisory capacity to both the Company and the Board in response to any request from the Company for such advice, as well as provide certain consulting and other services from time to time as reasonably requested by the Company, without any additional remuneration.

7 In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as non-executive Chairman, the Board may at its discretion agree to pay you special remuneration.

8      Restrictive Covenants

       For the purposes of this clause 8 the following words shall have the following meanings:

       "CONFIDENTIAL INFORMATION" shall mean details of suppliers and their terms of business, details of customers and their requirements, the prices charged to and terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company or business or any part thereof or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, information relating to research activities, inventions, secret processes, designs, formulae and product lines, any information which you are told is confidential and any information which has been given to the Company in confidence by customers, suppliers or other persons;

       "COMPANY GOODS" shall mean any product, equipment or machinery researched into, developed, manufactured, distributed or sold by the Company with which your duties were


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       concerned or for which you were responsible during the two years immediately preceding the Termination Date;

       "COMPANY SERVICES" shall mean any services (including but not limited to technical and product support, technical advice and customer services) supplied by the Company with which your duties were concerned or for which you were responsible during the two years immediately preceding the Termination Date;

       "CUSTOMER" shall mean any person, firm, company or other organisation whatsoever to whom or which the Company distributed, sold or supplied Company Goods or Company Services during the two years immediately preceding the Termination Date and with whom or which, during such period:

(a)    you had personal dealings in the course of your appointment; or

(b) any employee who was under your direct or indirect supervision had personal dealings in the course of the Appointment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which you and/or any such employee had no dealings during the said period;

       "THE APPOINTMENT" means the your engagement under the Letter of Appointment;

       "PROSPECTIVE CUSTOMER" shall mean any person, firm, company or other organisation whatsoever with whom or which the Company shall have had negotiations or discussions regarding the possible distribution, sale or supply of Company Goods or Company Services during the twelve months immediately preceding the Termination Date and with whom or which, during such period:

(a) you have had personal dealings in the course of your appointment with the Company; or

(b) any employee who was under your direct or indirect supervision and had personal dealings in the course of the Appointment but in the case of a firm, company or other organisation shall not include any division, branch or office of such firm, company or other organisation with which you and/or any such employee had no dealings during the said period;

       "RESTRICTED AREA" shall mean:

(a)    United Arab Emirates and GCC;

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(b)    any other country in the world where, on the Termination Date, The
       Company was engaged in the research into, development, manufacture, distribution, sale or supply or otherwise dealt with Company Goods or Company Services;

       "RESTRICTED GOODS" shall mean Company Goods or goods of a similar kind;

       "RESTRICTED PERIOD" shall mean the period of twelve months immediately following the Termination Date Provided always that if no duties have been assigned to you by the Company during a period immediately preceding the Termination Date, it shall mean the period of twelve months immediately following the last date on which you carried out duties assigned to you by the Company;

       "RESTRICTED SERVICES" shall mean Company Services or services of a similar kind;

       "TERMINATION DATE" means the date of the termination of your appointment as a non-executive director of the Company.

8.1 You hereby undertake that you will not during the Restricted Period nor during the term of the Appointment without the prior written consent of the Company (such consent not to be unreasonably withheld) whether by yourself, through your employees or agents or otherwise howsoever and whether on your own behalf or on behalf of any other person, firm, company or other organisation, directly or indirectly:

       (a) in competition with the Company within the Restricted Area, be employed or engaged or otherwise interested in the business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Goods or Restricted Services;

       (b) in competition with the Company, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Goods or Restricted Services;

       (c) in competition with the Company, accept orders for Restricted Goods or Restricted Services from any Customer or Prospective Customer;

       (d) solicit or induce or endeavour to solicit or induce any person who on the Termination Date was a director, manager, salesman or consultant of the Company with whom you had dealings during your appointment to cease working for or providing services to the Company, whether or not any such person would thereby commit a breach of contract;

       (e) employ or otherwise engage in the business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Goods or Restricted Services any person who was during the twelve months preceding the

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               Termination Date employed or otherwise engaged by the Company and who by reason of such employment or engagement is in possession of any trade secrets or Confidential Information relating to the business of the Company or who has acquired influence over its Customers and Prospective Customers (but so that references to the you shall be replaced by references to the relevant employee).

8.2    You hereby undertake with the Company that you will not at any time:

       (a) after the Termination Date engage in any trade or business or be associated with any person, firm or company engaged in any trade or business using the name Aramex International Limited or incorporating the words Aramex;

       (b) after the termination of the Appointment in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Company or for the purpose of carrying on or retaining any business or custom, claim, represent or otherwise indicate any past association with the Company to its detriment.

8.3 While the restrictions in this clause 8.3 (on which you have had the opportunity to take independent advice, as you hereby acknowledge) are considered by the parties to be reasonable in all the circumstances, it is agreed that if any such restrictions, by themselves, or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be adjudged reasonable if part or parts of the wording thereof were deleted the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.

8 Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director.

9 As you know Rasmala Distribution (Bermuda) Limited ("the Purchaser"), Rasmala Distribution (Cayman) Limited and the Company are entering into an Agreement and Plan of Amalgamation ("the Agreement") on the date hereof, whereby, among other matters, the Purchaser will agree to commence a tender offer ("the Offer") for the outstanding shares of the Company. The terms of this letter are conditional upon the Purchaser's acceptance for payment of common shares pursuant to the Offer and in the event such acceptance does not take place, the terms of this letter are null and void and neither you nor the Company will have any claim against the other in respect of it.

10     This letter is subject to the law of Bermuda.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address, accompanied by the completed and signed copies of any appropriate forms.

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Yours faithfully
for and on behalf of Aramex International Limited


/s/ Fadi Ghandour
Director

[ON COPY]
I agree to the terms and conditions set out herein.
Dated: January 3, 2002                                   /s/ William Kingson


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